

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 30, 2018

Via E-mail
Alton Perkins
Chief Executive Officer
ATI Modular Technology Corporation
4700 Homewood Court, Suite 100
Raleigh, North Carolina 27609

**Re: ATI Modular Technology Corp.
Amended Registration Statement on Form S-4
Filed January 17, 2018
File No. 333-221846**

**Revised Information Statement on Schedule 14C
Filed January 17, 2018**

Dear Mr. Perkins:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Where applicable, corresponding revisions should be made to your revised Information Statement on Schedule 14C.

Unaudited Pro Forma Combined Financial Information, page 23

1. We reissue comment 4 from our letter dated December 20, 2017. The pro forma information should assume that the transaction occurred on the first day of the earliest periods presented, which appears to be July 1, 2014. Specifically, the number of ATI

Modular Technology Corporation shares to be issued to the shareholders of AmericaTowne, Inc. as part of this transaction should be reflected in the pro forma earnings per share amounts as outstanding as of July 1, 2014. For example, if 100 million shares are expected to be issued to the shareholders of AmericaTowne, Inc., these 100 million shares should be reflected as outstanding as of July 1, 2014 for purposes of your pro forma earnings per share calculations.

Note 4 – Historical and Pro Forma per Share Data, page 30

2. We note your response to comment 2 from our letter dated December 20, 2017. Consistent with your disclosures on page 21, please disclose that the holders of AmericaTowne, Inc. are receiving one share of ATI Modular Technology Corporation common stock for every one share of AmericaTowne, Inc. common stock. In this regard, you should also ensure the pro forma per share data presented in Note 4 uses the same rounding method (i.e., similar decimal places) as reflected on the face of your pro forma financial statements.

Item 21. Exhibits and Financial Statement Schedules, page 123

3. Please provide current consents of the independent accountant in future amendments. See Item 601(b)(23) of Regulation S-K.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Jeanne Baker, Staff Accountant, at (202) 551-369 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Anthony Paesano, Esq.